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                                                                Exhibit 12(b)
                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                          Nine Months Ended
                             September 30,       Year Ended December 31,
                              1998*  1997    1997   1996   1995   1994  1993**
Fixed charges:
Interest expense            $  553 $  450  $  617 $  592 $  603 $  520 $  540
Rental expense                 104     92     140    140    142    170    180
  Total fixed charges before
   capitalized interest and
   preferred stock dividends
   of subsidiaries             657    542     757    732    745    690    720
Preferred stock dividends
 of subsidiaries                41     37      50      -      -      -      -
Capitalized interest             -      -       -      -      -      2      5
  Total fixed charges       $  698 $  579  $  807 $  732 $  745 $  692 $  725
Earnings available for
 fixed charges:
Earnings ***                $  (60)$1,480  $2,268 $2,067 $1,980 $1,602 $ (193)
Less undistributed income
 in minority owned companies   (49)  (101)    (84)   (84)   (90)   (54)   (51)
Add fixed charges before
 capitalized interest and
 preferred stock dividends
 of subsidiaries               657    542      757    732    745    690    720
  Total earnings available
   for fixed charges        $  548 $1,921   $2,941 $2,715 $2,635 $2,238 $  476
Ratio of earnings to
 fixed charges (1)(2)         0.79   3.32     3.64   3.71   3.54   3.23   0.66

(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) Xerox' ratio of earnings to fixed charges includes the effect of Xerox' finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

* Earnings for the nine months of 1998 were inadequate to cover fixed charges. The coverage deficiency was $150 million. Excluding the restructuring charge, the ratio of earnings to fixed charges would be 3.14.

** 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.

*** Sum of "Income (Loss) before Income Taxes (Benefits), Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."
                                      (14)